EXHIBIT 99.1

RADVISION
Press Release

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	+1 512-328-4617	+1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION DEMONSTRATES SCOPIA VIDEO GATEWAY FOR MICROSOFT LYNC CONNECTING LYNC TO TELEPRESENCE AND ANY STANDARDS-BASED VIDEO CONFERENCING SYSTEM

New SCOPIA Video Gateway Connects Microsoft Lync to Telepresence and Video Conferencing Systems

AMSTERDAM Integrated Systems Europe and TEL AVIV, January 31, 2011 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that it is demonstrating the new SCOPIA Video Gateway for Microsoft® Lync™ at Integrated Systems Europe, Europe’s leading trade show for professional AV and electronic systems integration.

The SCOPIA Video Gateway for Microsoft Lync allows people to use telepresence systems, such as those from Cisco/Tandberg, Logitech/LifeSize and Polycom, as well as any standards-based video conferencing system within the Lync unified communications environment.  This approach provides users with flexibility and choice of which telepresence or video conferencing systems they use and does not compromise the Lync ease-of-use and experience at the desktop.  The SCOPIA Video Gateway for Microsoft Lync provides a cost-effective and easily deployable solution as it does not require large-scale software or firmware upgrades on already deployed video conferencing systems when used with Microsoft Lync.

“Interoperability is a key concern to enterprises adopting unified communications on a large-scale basis,” said Jingyu Qiu, Director of UC Strategy for RADVISION and previous (UCIF) Unified Communications Interoperability Forum board member.  “RADVISION has significant experience and makes strategic investments in bridging disparate communications networks through gateway technology.  The SCOPIA Video Gateway provides a cost-effective, scalable, no-nonsense approach to interoperability for both existing and new video deployments integrated with Microsoft Lync.”

SCOPIA Video Gateway for Microsoft Lync Highlights:

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Extends Microsoft Lync to Video Conferencing Systems – The SCOPIA Video Gateway for Microsoft Lync provides Lync users the ability to seamlessly connect to telepresence systems, standards-based HD video conferencing systems, or infrastructure devices. Through the SCOPIA Video Gateway, users can merge their choice of conferencing systems with the simplicity of Lync at the desktop.

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Enhanced Video Experiences with Lync’s Familiar Interface – Lync users can enjoy exceptional high quality video, continuous presence to view multiple users simultaneously and telepresence connectivity without compromising their familiar Lync experience.  Robust enterprise security is also maintained through TLS and SRTP, while also providing firewall traversal for seamless connectivity across corporate boundaries.

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Universal Endpoint Presence – Presence is displayed in the Lync contact list for any H.323 or H.320 system, not just Lync enabled devices, allowing users to make smart and efficient communication choices directly from Lync.

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Investment Protection – Users realize the benefits and simplicity of Lync at the desktop in conjunction with their current investments in video conferencing systems and infrastructure.  IT managers can have confidence that their existing systems and new investments in video communications will interoperate within the Lync environment.

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Scalable and Affordable Architecture – The SCOPIA Video Gateway is based on a new architecture designed for cost effective and high-scale deployment.  The Gateway is designed to grow with deployment requirements from a small workgroup to an entire enterprise with unlimited scalability and dynamic resource allocation.

“With the SCOPIA Video Gateway for Microsoft Lync, companies can easily leverage their existing telepresence and video systems within the Lync environment without any complicated upgrades to their systems or infrastructure,” said Roberto Giamagli, General Manager, Video Business Unit for RADVISION.  “RADVISION’s gateway eliminates the communications barriers between the millions of Microsoft unified communications users and traditional video conferencing users.”

RADVISION will be showcasing the SCOPIA Video Gateway for Microsoft Lync along with other SCOPIA innovative video conferencing solutions at Integrated Systems Europe booth 10K141 in the Collaborative Conferencing Pavilion starting tomorrow.

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com . For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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